United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXTRACT OF MINUTES OF REGULAR MEETING OF THE FISCAL COUNCIL

On October 06th, 2015, met extraordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, Messrs. Aníbal Moreira dos Santos and Raphael Manhães Martins, and Mr. Samir Wakim Bassil, as secretary. Also participated by teleconference, Messrs. Marcelo Amaral Moraes — Chairman, Cláudio José Zucco and Marcelo Barbosa Saintive. Therefore, the Fiscal Council was informed, decided and adopted the subject:

REMUNERATION TO SHAREHOLDERS: Attended to the meeting Mrs. Sonia Zagury, Treasure and Corporate Finance Director, that presented the subject and provided additional information as requested. At the end was issued an “OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS”, attached to the minutes.

I hereby attest that the information above was excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council of Directors Meetings of the Company.

Rio de Janeiro, October 06, 2015.

Samir Wakim Bassil

Secretary

OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Executive Board’s proposal for payment of second installment of shareholders remuneration, as DDE-271/2015, has the opinion that the proposal is in condition to be appreciated by Board of Directors of the Company.

Rio de Janeiro, October 06, 2015.

Marcelo Amaral Moraes	Aníbal Moreira dos Santos
Chairman	Counselor

Cláudio José Zucco	Marcelo Barbosa Saintive
Counselor	Counselor

Raphael Manhães Martins
Counselor

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: October 16, 2015		Director of Investor Relations